

GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
2, KOLONOU Str., ATHENS 104 37, GREECE, TEL: 5248.810-19 - FAX: 5224.168, e-mail: opap.gr



03050086


SEC MAIL
PROCESSING
RECEIVED
APR 11 2003
WASH. D.C.
155
SECTION


Ο.Π.Α.Π. Α.Ε.
ΤΜΗΜΑ ΓΡΑΜΜΑΤΕΙΑΣ Δ.Σ.
ΑΡΙΘΜ. ΠΡΩΤ. 676
ΗΜΕΡ. 9.4.03

April 1, 2003

Filer Support 2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for OPAP S.A.
File Number: 82-34699

Dear Sirs,

We hereby submit, on behalf of OPAP S.A., a public limited company whose shares are traded on the Athens Stock Exchange, all relevant press and company releases issued during the period of November 20, 2002 and March 31, 2003, as applicable under the current statute of operations.

We will continue to submit all relevant information to the SEC under the Rules which govern our operations as it arises.

Yours sincerely,

Konstantinos Koskinas
Chairman and CEO
OPAP SA
Athens
Greece

PROCESSED
APR 24 2003
THOMSON FINANCIAL

4/21


X
1
2
ΟΠΑΠ


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003

News Release

OPAP S.A.

Final Results For The Twelve Months Ended December 31, 2002

- **Revenues grew by 9.3% to €1,973.9m (2001: €1,805.5m)**
- **EBITDA, pre-Intralot provision, up 1.3% to €405.8m (2001: €400.6m)**
- **Net Income down 14.6% to €206.1m (2001: €241.2m)**
- **Full Year Dividend of €0.67 per share**

ATHENS, Greece – February 27, 2003 – OPAP SA (OPAr.AT), the leading gaming company in Greece, today announces its financial results for the Three-month and Twelve-month periods ended December 31, 2002, prepared in accordance with International Accounting Standards.

1. OVERVIEW

(€'m)	**Q4 02**	**Q4 01**	*Δ%*	**12M 02**	**12M 01**	*Δ%*
Operating Revenues	616.5	601.2	*2.5*	1,973.9	1,805.5	*9.3*
EBITDA*	116.4	130.1	*(10.5)*	405.8	400.6	*1.3*
EBITDA Margin	*18.9*	*21.6*	*(2.8)*	*20.6%*	*22.2%*	*(1.6)*
Net Income	30.1	90.5	*(66.7)*	206.1	241.2	*(14.6)*

* excluding the provision of €65.5m for the payment of potential damage claims to Intralot

Revenues for the period grew to €1,973.9m, 9.3% up on 2001. *Stihima*, the Company's largest sports betting game, was the principal growth driver with revenues up 15.0% to €1,511.4m (2001: €1,313.8m). Revenues from OPAP's numerical games amounted to €407.9 (2001: €424.7).

EBITDA for the period, excluding the provision of €65.5m for potential damage claims to Intralot with respect to the non-introduction of horse and greyhound betting in our *Stihima* game, amounted to €405.8m, 1.3% up on 2001 although margins were down at 20.6% (2001: 22.2%). This decrease in the EBITDA margin is due to an increase in the proportion of lower margin *Stihima* revenues, the decrease in the proportion of higher margin *Joker* revenues and an increase in distribution expenditures for a corporate advertising campaign conducted throughout this year, but particularly in the fourth quarter for the launch of *Super 3* and *Extra 5*. If advertising costs for the launch campaign of these games were excluded, the EBITDA margin for the fourth quarter would have been 20.4%, and 21.0% for the full year. OPAP also recorded a profit decline for the twelve months of 2002, principally due to the Intralot provision. Net income for the period amounted to €206.1m, 14.6% down on 2001.

Commenting on the Twelve Month results Dr. Konstantinos Koskinas, Chairman and Managing Director, noted:

"Despite a challenging and eventful year, we are very pleased with the positive results of our company in 2002. *Stihima*, our strongest game, performed strongly despite the challenges of the 2002 World Cup and overall unfavourable, for our games, football seasons. *Joker*, our second largest game, was significantly



impacted by unfavourable jackpot rollovers and contributed to an overall weaker than expected performance of our numerical games. In addition, the reorganisation of our company and the restructuring of our agency network created another challenge for our management team. We nevertheless remain confident in the prospects of our games and look forward to a good year in 2003, which is off to a good start with the solid performance of *Extra 5* and *Super 3*, as well as our other games."



ΟΠΑΠ

News Release

FINANCIAL REVIEW

Operating Revenues for the Three-month and Twelve-month periods ended December 31, 2002 and 2001

(€m)	Q4 02	Q4 01	*Δ%*	12M 02	12M 01	*Δ%*
Stihima	458.3	432.8	*5.9*	1,511.4	1,313.8	*15.0*
PROPO	22.0	24.4	*(9.9)*	66.5	64.7	*2.8*
PROPO-GOAL	0.6	0.5	*18.2*	2.2	2.3	*(3.0)*
Total Sports Betting	480.9	457.7	*5.1*	1,580.1	1,380.8	*14.4*
JOKER	60.7	105.7	*(42.6)*	223.8	294.9	*(24.1)*
LOTTO	25.8	21.9	*17.9*	81.8	76.9	*6.4*
PROTO	15.1	16.0	*(5.5)*	54.2	52.9	*2.4*
Super 3	20.4	--	*NM*	20.4	--	*NM*
Extra 5	13.5	--	*NM*	13.5	--	*NM*
Total Numerical Games	135.6	143.6	*(5.6)*	393.8	424.7	*(7.3)*
Total Revenues	616.5	601.3	*2.5*	1,973.9	1,805.5	*9.3*

Sports Betting Games

Sports betting revenues for the twelve months of 2002 grew by 14.4%, primarily driven by strong growth of 15.0% from *Stihima* and to a lesser extent by *Propo*, whose revenues benefited from the inclusion of Greek football games from the fall of 2001 onwards. *Propo-Goal's* performance was 3.0% down on 2001, although this had only a marginal impact on overall sports betting revenues.

Stihima revenues increased by 5.9% in the quarter compared to the same period in 2001, mainly due to a strong December, where revenues increased by 20%.

Numerical Games

Revenues for the twelve months of 2002 were €393.8m (2001: €424.7m). This decline is primarily due to a significant decrease in *Joker revenues,* which were negatively impacted by a lower number of jackpot rollovers. The negative performance of Joker was partially offset by a 6.4% increase in *Lotto* revenues and a 2.4% increase in *Proto* revenues, as well as the successful introduction on 25 November, 2002 of *Super 3* and *Extra 5,* which together generated €34.0m. The fourth quarter of 2002 saw a particularly large decline in Joker revenues of 42.6%, which occurred in October and November, due to a lack of favourable jackpot rollovers. *Joker* revenues in November 2001 were particularly strong with more than twice the average monthly revenue for this game. However, December, which had more favourable jackpot rollovers, showed a 5% increase compared to December 2001. *Lotto* revenues for the fourth quarter of 2002 increased by 17.9%.

Revenues from Cyprus

Revenues from OPAP's operations in Cyprus for the twelve months of 2002 were €39.7m (2001: €39.1m) accounting for 2.0% (2001: 2.2%) of the Company's total operating revenues.



Cost of Sales for the Three-month and Twelve-month periods ended December 31, 2002 and 2001

(€'000)	**Q4 02**	**Q4 01**	*Δ%*	**12M 02**	**12M 01**	*Δ%*
Prize payouts to lottery and betting winners	346,616	337,366	*2.7*	1,123,114	1,019,872	*10.1*
Lottery agents' commissions	54,082	54,114	*(0.1)*	174,856	163,386	*7.0*
Betting commissions	45,969	43,407	*5.9*	154,018	134,198	*14.8*
Depreciation	1,365	1,292	*5.7*	5,233	5,082	*3.0*
Amortisation	4,398	2,785	*57.9*	17,283	16,482	*4.9*
Repairs and maintenance	1,467	1,536	*(4.5)*	5,642	5,115	*10.3*
Outside resourcing	2,295	2,166	*6.0*	8,227	7,906	*4.1*
Greek Professional Football Association	1,367	1,539	*(11.1)*	3,861	1,767	*118.5*
Staff cost	3,197	4,650	*(31.3)*	10,761	12,014	*(10.4)*
Other expenses	13,183	13,132	*0.4*	25,537	28,360	*(10.0)*
Provisions for bad debtors	4	(641)	*(100.6)*	28	44	*(36.4)*
Retirement benefit costs	1,531	(149)	*(1,127.5)*	1,719	1,363	*26.1*
Total Cost of Sales	475,473	461,197	*3.1*	1,530,279	1,395,589	*9.7*

OPAP's most significant cost relates to the payouts to lottery and betting winners, which in the twelve months of 2002 increased by 10.1%, in line with overall revenue growth. Overall payouts as a percentage of operating revenues increased slightly from 56.5% in the twelve months of 2001 to 56.9% for the same period in 2002. *Stihima* accounted for 74.3% of total revenues (2001: 72.0%) in the fourth quarter and 76.6% (2001: 72.8%) in the twelve months of 2002. The increase in overall payouts in 2002 compared to 2001 due to the higher proportion of *Stihima* sales, which have a higher payout than OPAP's other games, has been largely offset by *Stihima's* lower payouts in 2002 of 59.8% (2001: 60.0%).

Betting commissions paid to Intralot S.A. (who take responsibility for risk management of *Stihima*) were up 14.8% in the twelve months of 2002, in line with the growth of *Stihima* revenues.

Payments to the Greek Professional Football Association were resumed in the fall of 2001 with the start of the new football season and following the re-introduction of Greek football games within the Company's *Propo* game, which together with the increased percentage payment to 10.5% from 7% on 26 October 2002, leads to increased payments of €3.9m for the twelve months of 2002 (2001: €1.8m).

Staff costs in the fourth quarter and twelve months of 2002 were 31.3% and 10.4% down, respectively, compared to the same periods in 2001, mainly due to a reduction in headcount and lower compensation levels.



Other Operating Expenses/Income

In the twelve months of 2002 the Company recorded distribution expenses of €41.1m (2001: €19.9m) as a result of increased corporate advertising for both existing games and the introduction of *Super 3* and *Extra 5*, and increased administrative expenses of €23.7m (2001: €19.8m) following expenses from the equity offering in July of 2002 and increased provisions for retirement benefits and a partial reallocation of provisions for bonus payments from cost of sales.

Other operating expenses relate to exchange differences (Cyprus) and penalty payments to tax authorities, as well as the payment and expensing of a previously capitalised obligation to the government of Cyprus in the context of the new agreement for OPAP's operations in that country. Net financing income is up primarily due to interest income from the Company's higher cash balances during the twelve months of 2002 and to a lesser extent from reduced debt.

Cash Flows for the Three-month and Twelve-month periods ended December 31, 2002 and 2001

(€'m)	**Q4 02**	**Q4 01**	*Δ%*	**12M 02**	**12M 01**	*Δ%*
Cash Flow from Operating Activities	169.1	131.6	*28.5*	195.6	422.1	*(53.7)*
Cash Flow from Investing Activities	0.1	3.1	*(79.2)*	(31.0)	(26.3)	*(17.8)*
Cash Flow from Financing Activities	(14.7)	(14.8)	*(1.1)*	(177.3)	(173.9)	*2.0*

Cash flow from operating activities in the twelve months of 2002 declined by 53.7% to €195.6m compared to €422.1m for 2001. This decline is primarily due to higher income taxes amounting to €216.0m and a significant settlement payment in the amount of €41.5m from Intralot S.A. received in the first quarter of 2001, which related to the year ended December 31, 2000. The Company received a smaller settlement payment in the amount of €12.8m in respect of the year ended December 31, 2001 in the fourth quarter of 2002.

Cash flow from operating activities in the fourth quarter of 2002 increased by 28.5%, primarily due to receipt by OPAP of the settlement payment from Intralot in December as well as a lower payout ratio of *Stihima* (55%) than in the fourth quarter of 2001.

Cash flow used in investing activities for the twelve months of 2002 was €31.0m (2001: use of €26.3m). The use of cash in both periods relates primarily to the two final annual installments to the Hellenic Republic, principally for the Company's 20-year licence, in the amount of €38.1m each.

Cash used in financing activities for the twelve months of 2002 was €177.3m (2001: €173.9m) due to dividend payments in the amount of €137.1 and to a lesser degree from the repayment of borrowings.



ΟΠΑΠ **News Release**

2. Main Developments

Dividend Distribution

The Board of Directors of OPAP intends to propose to the annual general assembly of 2003 a Total Dividend in respect of 2002 of €0.67 per share (2001: €0.60 per share), amounting to €213.7m (2001: 191.5m). Excluding the Interim Dividend of €0.27 per share (€86.1m) already paid, the remaining dividend to be distributed to shareholders following general assembly approval will amount to €0.40 per share, or €127.6m.

Operations in Cyprus

As announced previously the Governments of Greece and Cyprus have signed a new agreement, which allows for the operation of OPAP in Cyprus on a commercial basis. This agreement, which replaces all prior agreements, is for an indefinite period and valid as of January 1, 2003. It can be terminated after four years with a one-year prior notice period (i.e. not earlier than after five years).

The agreement provides for the formation of a new company (OPAP Cyprus SA), which will be wholly owned by OPAP and operate all games on the same terms as OPAP in Greece. Should these terms change, the change will automatically also apply to Cyprus. Under the agreement OPAP Cyprus will have the licence for all existing games of OPAP (except *Stihima*) and Kino. The introduction of new games, except *Stihima*, will require an amendment of the existing agreement. The existing network of approximately 160 agents in Cyprus will operate under same terms as those specified for agents in Greece.

A share of 10% of revenues will be paid from OPAP Cyprus to OPAP, while the remaining profits (after deduction of another 10% to cover operating expenses) are paid to the Government of Cyprus on a quarterly basis. OPAP has agreed to use its profits from the first two years of operation of OPAP Cyprus for upgrading its business in the country.

Stihima was excluded from the agreement because it falls under a separate legal and regulatory framework. We are in the process of evaluating the way in which to best introduce *Stihima* in Cyprus.

New Games

Extra 5 and *Super 3* were successfully introduced on November 25, 2002. These games are targeted at the new market segment of numerical fixed-odds games and have thus far exceeded our expectations in terms of revenues generated.

Preparations for the introduction of *Kino* are on track. However, due to the success of *Extra 5* and *Super 3* we are evaluating the appropriate timing for the introduction of *Kino*, which may take place either at the end of the second quarter or after the summer of this year. In the first phase, we plan to launch *Kino* at the premises of our existing agents, and on a pilot basis in outlets outside our agent network. Following the results of the pilot phase, we expect to roll out the game all over Greece and Cyprus.


ΟΠΑΠ

With regard to *Stihima,* we plan to introduce fixed-odds betting on tennis matches most likely within May, due to lack of major tournaments earlier.

Intralot Arbitration

As we mentioned in our recent announcement the tri-partite arbitration court decided last month to award compensation by OPAP to Intralot for foregone profits in the amount of €37.4m per annum, starting from March 30, 2001, for the delay in the introduction of horse and greyhound racing. OPAP is preparing an application before the competent courts for an annulment of the arbitral decision. We have nevertheless decided to provide for this potential expense in our financial statements.

New Regulation for Operation of Agent Network

OPAP successfully concluded the negotiations with its agents and the new regulation governing the terms of operation of the agent network was approved by the Greek government on February 5, 2003.

This regulatory framework is a key milestone in the restructuring of OPAP's distribution network and includes, among others, provisions that will (i) allow the formation of regional joint ventures among agents, (ii) set the framework for an upgrade of agent facilities and the introduction of secondary services (e.g. ticketing), (iii) give OPAP the flexibility to expand its distribution network for its *Kino* game beyond the existing agents, and (iv) provide incentives in the form of a more structured bonus system. The agreement does not provide for a change in the percentage commissions paid to agents.

The individual agreements with agents have not yet been signed. Following the passing of the new regulation we commenced discussions with agents regarding the implementation of our restructuring plan. The recent two-day strike by some of our agents, which were in demonstration of the new regulation, had no material impact on our operations or financial results.

About OPAP

OPAP is the leading gaming company in Greece and currently holds the sole concession to operate and manage six existing numerical lottery and sports betting games, as well as five new numerical lottery games. In addition, OPAP holds the sole concession to operate and manage any new sports betting games in Greece as well as the right of first refusal to operate any new lottery games permitted by the Hellenic Republic. OPAP is listed on the Athens Stock Exchange and has a free float of 24.3%, with the remainder held by the Hellenic Republic.

Contact: Mr Konstantinos Tsaousis, Tel: +30 10 520 1384, email: conopap3@otenet.gr



ΟΠΑΠ

News Release

APPENDICES TO FINANCIAL STATEMENTS

(Prepared in accordance with International Accounting Standards)

I. OPAP S.A., Income Statements for the twelve-month periods ended December 31, 2002 and 2001

II. OPAP S.A., Balance Sheets as at December 31, 2002 and 2001

III. OPAP S.A., Cash Flow Statements for the twelve-month periods ended December 31, 2002 and 2001

IV. OPAP S.A., Statement of Changes in Net Equity for the twelve-month periods ended December 31, 2002 and 2001

V. Notes to Financial Statements


ΟΠΑΠ

APPENDIX I

OPAP S.A.

Income Statements
For the Twelve-month Periods Ended December 31, 2002 and 2001
(Thousands of Euro, except for per share amounts)

	Notes	2002	2001	Δ%
Revenue	2	1,973,935	1,805,514	9.3
Cost of sales	3	(1,530,279)	(1,395,588)	9.7
Gross profit		**443,656**	**409,926**	**8.2**
Other operating income	2	6,646	6,892	(3.6)
Distribution costs		(41,144)	(19,887)	106.9
Administrative expenses		(23,742)	(19,755)	20.2
Other operating expenses		(4,051)	(509)	695.9
Other operating loss		(65,480)	--	NM
Profit from operations		**315,885**	**376,667**	**(16.1)**
Net financing costs	4	5,515	(1,773)	(411.1)
Profit before tax		**321,400**	**374,894**	**(14.3)**
Tax expense	7	(117,878)	(135,033)	(12.7)
Deferred taxes	7, 20	2,586	1,337	93.4
Profit after tax		**206,108**	**241,198**	**(66.7)**
Net profit for the period		**206,108**	**241,198**	**(66.7)**
Basic Earnings per Share	9	**0.65**	**0.76**	**(14.5)**



ΟΠΑΠ

APPENDIX II

OPAP S.A.

Balance Sheets
As at December 31, 2002 and 2001
(Thousands of Euro)

ASSETS	Notes	31/12/2002	31/12/2001
Current assets			
Cash and cash equivalents	17	359,121	371,837
Inventories	14	428	688
Trade receivables	15	34,396	24,680
Other current assets	16	76,726	88,538
Deferred expenses		0	4,093
Total current assets		**470,671**	**489,836**
Non-current assets			
Intangible assets	12	276,686	292,107
Property, plant and equipment	11	17,518	22,827
Other non-current assets	13	8,625	7,113
Deferred tax assets	20	5,137	2,551
Total non-current assets		**307,966**	**324,598**
TOTAL ASSETS		**778,637**	**814,434**
LIABILITIES & SHAREHOLDERS' EQUITY			
Current liabilities			
Borrowings	20	39,036	37,595
Trade and other payables	23	93,934	258,904
Taxes payable	7	112,849	221,401
Accrued liabilities		3,105	45
Total current liabilities		**248,924**	**517,945**
Non - current liabilities			
Borrowings	21	83,681	125,385
Employee benefit plans	24	19,242	14,331
Provisions	25	65,480	1,815
Other non-current liabilities	22	4,989	3,582
Total non current liabilities		**173,392**	**145,113**
Shareholders' equity			
Issued capital	18	95,700	95,700
Reserves	19	34,313	55,709
Dividends payables	10	213,730	0
Retained earnings		12,578	(33)
Total shareholders' equity		**356,321**	**151,376**
TOTAL LIABILITIES & SH. EQUITY		**778,637**	**814,434**



APPENDIX III

OPAP S.A.

Cash Flow Statements
For the Twelve-month Periods Ended December 31, 2002 and 2001
(Thousands of Euro)

	Notes	2002	2001
OPERATING ACTIVITIES			
Cash generated from operations	26	418,431	456,520
Interest paid		(6,758)	(10,362)
Income taxes paid		(216,027)	(24,020)
Cash flow from operating activities		**195,646**	**422,138**
INVESTING ACTIVITIES			
Loans granted to personnel		(1,512)	(1,178)
Value adjustments of intangible assets		0,00	294
Purchase of plant and equipment		(1,914)	(1,727)
Purchase of intangible assets		(39,866)	(32,299)
Interest received		12,273	8,589
Cash flow used in investing activities		**(31,019)**	**(26,321)**
FINANCING ACTIVITIES			
Proceeds from non-current borrowings		(40,262)	(31,548)
Dividends paid	10	(137,081)	(142,328)
Cash flow used in financing activities		**(177,343)**	**(173,876)**
Net increase/decrease in cash and cash equivalents		**(12,716)**	**221,941**
Cash and cash equivalents at beginning of year		**371,837**	**149,896**
Cash and cash equivalents at end of year		**359,121**	**371,837**



APPENDIX IV

OPAP S.A.

Statement of Changes in Net Equity
For the Twelve-month Periods Ended December 31, 2002 and 2001
(Thousands of Euro)

	Share capital	Other reserves	Dividends Payables	Retained earnings	Total
Balance at December 31, 2000	93,617	8,670	0	(2,001)	100,286
Tax correction	-	2,908	-	(1,744)	1,164
Restated balance at 31 December, 2000	93,617	11,578	-	(3,745)	101,450
Restatement of Reserves	-	196	-	-	196
Net profit for the period	-	-	-	241,198	241,198
Dividends	-	-	-	(191,468)	(191,468)
Transfer to reserves	-	46,018	-	(46,018)	-
Issue of share capital - reserves	2,083	(2,083)	-	-	-
Balance at December 31, 2001	95,700	55,709	0	(33)	151,376
Net profit for the period	-	-	-	206,108	206,108
Tax correction	-	-	-	(1,163)	(1,163)
Dividends	-	-	213,730	(213,730)	0
Transfer to reserves	-	10,299	-	(10,299)	0
Transfer to dividends	-	(31,695)	-	31,695	0
Balance at December 31, 2002	**95,700**	**34,313**	**213,730**	**12,578**	**356,321**

APPENDIX V

OPAP S.A.
Notes to Financial Statements

General Information

OPAP S.A. was established as a private legal entity in 1958.

OPAP S.A. was reorganized as a *société anonyme* in 1999 and its accounting as such began in 2000.

The Company has the sole concession to operate and manage eight existing numerical lottery and sports betting games as well as three new numerical lottery games, which it has yet to introduce. The Company also holds the sole concession to operate and manage any new sports betting games in Greece as well as a right of first refusal to operate and manage any new lottery games permitted by the Hellenic Republic.

The Company currently operates five numerical lottery games (*Joker, Lotto, Proto, Extra 5, Super 3*) and three sports betting games (*Stihima, Propo* and *Propo-goal*). *Extra 5* and *Super 3* were introduced late November 2002 It has also designed three new lottery games (*Bingo, Kino,* and *Super 4*). It distributes its games through an extensive on-line network of approximately 5,219 dedicated agents.

The Company's Reorganization

Until 1999, OPAP S.A. operated as a non-profit organization. The Company had the exclusive right to operate numerical lottery and sports betting games. For the games operated, OPAP S.A. paid the Hellenic Republic the total revenues from numerical lottery and sports betting games minus a specific percentage retained to cover its operational expenses and implement its development plans.

At the time OPAP S.A. was reorganized into a *société anonyme*, a valuation committee was appointed, under relevant Greek law, to revalue the organization's assets and liabilities on the basis of their value. This committee consisted of a chartered accountant, a chartered surveyor and an employee of the Ministry of Commerce, which do not constitute a "professional valuer" within the meaning of International Financial Reporting Standards. A professional valuer may have made a different determination as to market value. The difference between the fair market value and the historical value resulted in the initial share capital of €29.347.000, with the sole shareholder being the Hellenic Republic.

The Company purchased from the Hellenic Republic the 20-year exclusive right to operate certain numerical lottery and sports betting games for €322.817.000. Since the date of that agreement, the Company no longer pays the Hellenic Republic a percentage of its revenue, and its relationship with the Hellenic Republic has been that of a Company with its shareholder in accordance with Greek corporate law.

As a non-profit organization, the Company was not subject to income taxation. Since its reorganization into a *société anonyme*, it has been subject to income tax applicable to Greek corporations generally. During 2000, however, its profit subject to tax was determined by deducting from its profits before tax non-taxable amounts that included the amount of dividends paid by the Company to the Hellenic Republic.

A. Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards. The financial statements have been prepared using the historical cost convention, except as disclosed in the accounting policies below.

B. Accounting Policies

The significant accounting policies adopted in the preparation of these financial statements and in determining the results for the year and the financial position are set out below:

(i) Revenues

Revenues from games are recognized upon the completion of games, typically immediately before the announcement of the results of games, which occurs twice weekly. Revenues from sports betting games that last longer than three or four days are recognized on a cash basis twice weekly.

Other categories of revenues are recognized under the following methods:

a) other revenues are recognized when the event has occurred; and

b) interest on short-term investments (typically 12 or less days) is recognized on a cash basis, and at the balance sheet date on an accrual basis.

(ii) Borrowings

Loans are recorded as liabilities at the date funds are received. Loan issuance expenses are included in results of operations. At subsequent balance sheet dates, loans are shown at their unpaid principal amount. Interest expenses are recognized when paid and at the balance sheet date to the extent that these expenses are accrued and unpaid. Loans are classified as long-term if they mature in more than one year and short-term if they mature in one year or less.

(iii) Retirement Costs

Pursuant to the collective bargaining agreement between the Company and its employees, the Company is obliged to pay its employees retirement benefits following completion of the requisite service period. The cost of these benefits, determined periodically on an actuarial basis, is recognized as an expense in the year that the service was rendered. A portion of this benefit may be paid to an employee prior to his retirement. See Note B (ix).

(iv) Property, Plant and Equipment

The cost of tangible assets acquired after January 1, 2000 is stated at cost.

The value of tangible assets as at December 31, 1999 was estimated by a valuation committee appointed in accordance with relevant Greek corporate law. The revalued amounts were recognized in the balance sheet as of that date, with the revaluation surplus reflected as a fair value revaluation reserve and subsequently used for the formation of the Company's initial share capital.

Depreciation is calculated using the straight-line method based on cost or revalued amount as follows:

Land	-
Buildings	20 years
Plant & Machinery	5-7 years
Vehicles	6.5 years
Equipment	5 years

(v) Intangible Assets

The 20-year concession granted by the Hellenic Republic to the Company to operate numerical lottery and sports betting games has been stated at cost, which was determined by independent actuaries.

The cost of software acquired before December 31, 1999 has been stated at its revalued amount. Software acquired after January 1, 2000 is stated at cost.

The value of software was estimated as at December 31, 1999 by the valuation committee referred to in (iv) above. The revalued amounts were recognized in the balance sheet as of that date, with the revaluation surplus reflected as a fair value revaluation reserve and subsequently used for the formation of the Company's initial share capital.

Amortization is calculated using the straight-line method based on cost or revalued amount as follows:

Concession	20 years
Software	3 years

(vi) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the yearly weighted average cost formula.

(vii) Exchange Differences

At the balance sheet date, foreign currency monetary items are calculated using the relevant currency exchange rate.

Non-monetary items are stated at historical cost, using the exchange rate at the date of the relevant transaction.

Foreign currency transactions are recorded at the currency exchange rate prevailing on the date of the transaction, except for transactions that are related to operations in Cyprus, which are recorded at a fixed exchange rate that approximates the actual rate and is restated periodically to reflect exchange rate fluctuations. At the balance sheet date, these transactions of Cyprus are stated using the average yearly exchange rate of the relevant currency.

(viii) Income Tax Expense

Income tax expense is calculated on taxable profits of the year using applicable tax rates.
For all deductible temporary differences that arise from the difference between the taxable base used for the calculation of taxable income and the amount stated in financial statements, a deferred tax liability or

deferred tax asset is recognized. The principal temporary differences that arise are from the amortization of intangible assets and the provisions for employee retirement benefit plans.

The tax rate that is used for the calculation of deferred tax is the same as the tax rate used for the calculation of the Company's tax liabilities at the balance sheet date.

(ix) Other Non-current Assets

Non-current assets are recorded at their historical cost, without any present value discount from the date of their anticipated maturity or realization.

Warranty Deposits

Warranty deposits are placed on deposit with certain suppliers to secure the Company's obligations to those suppliers. Amounts remain as demands for their duration. Upon the maturity of these obligations, the amounts on deposit may be applied against all or a portion of the outstanding obligations according to the terms of the deposit, with any balance being returned to the Company.

Prepayments for Retirement Benefits

These amounts are paid to employees in accordance with the Company's collective bargaining agreement. Since December 31, 2000 these amounts are paid to employees who have completed 17.5 years of service (prior to December 31, 2000 the requirement was 25 years of service). The amount given is the total retirement compensation for the service rendered to that date (until December 31, 2000 the amount given was 50% of total retirement compensation for the service rendered). Prepaid amounts are deducted from the lump-sum retirement benefit payable to the employee upon termination. Interest on prepaid amounts is 2% for 2001.

Housing Loans to Personnel

In accordance with the Company's collective bargaining agreement, eligible full-time employees are entitled to housing loans. These loans have a term of 25 years with an initial two-year grace period on repayments of principal and interest. Interest accrued at the rate of 2% for 2001.

There are three types of housing loans:

Acquisition	Up to €32,281.73
Construction	Up to €16,140.86
Repair	Up to €8,070.43

(x) Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, cash in open bank accounts and short-term deposits.

(xi) Provisions

Provisions are recognized and accounted for when the Company determines that an obligation (legal or constructive) has arisen, it is probable that the Company will have to expend money or other resources to satisfy the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are reconsidered at each balance sheet date so as to reflect the current estimate of the obligation.

A provision is applied only to expenditures in respect of which the provision was originally recognized.

Provision for Doubtful Receivables

The Company establishes provisions for receivables equal to the amount of receivables from agents that management of the Company estimates as doubtful. To determine the provisions necessary at a balance sheet date, guarantees paid by agents are taken into consideration in accordance with regulations governing the Company's relationship with its agents. These guarantees are used to offset bad debts from agents.

Management estimates that its provisions for credit risk are adequate due to its credit risk controls, the large volume and disparate nature of its receivables and the real-time credit control of the Company's agents through its on-line network.



ΟΠΑΠ

News Release

1. Segment Information

Business Segments For the Year Ended December 31, 2002

	PROPO	LOTTO	JOKER	PROTO	PROPO -GOAL	EXTRA 5	SUPER 3	STIHIMA	TOTAL
Revenues	66,519	81,828	223,814	54,178	2,219	13,544	20,423	1,511,410	1,973,935
Gross profit	26,325	34,139	70,741	15,482	937	2,218	6,763	287,051	443,656
Other Information:									
Tangible and intangible assets	9,899	12,583	34,187	8,429	333	2,037	3,072	223,664	294,204
Current assets	16,128	20,499	55,696	13,732	542	3,318	5,006	364,375	479,296
Segment assets	26,027	33,082	89,883	22,161	875	5,355	8,078	588,039	773,500
Unallocated assets									5,137
TOTAL ASSETS									778,637
Segment liabilities	7,562	9,619	26,131	6,445	254	1,556	2,348	170,830	224,745
Unallocated liabilities									197,571
TOTAL LIABILITIES									422,316
Additions of tangible and intangible assets	125	159	432	106	4	26	39	2,825	3,716
Depreciation and amortization	822	1,045	2,840	700	28	169	255	18,577	24,436

Business Segments For the Year Ended December 31, 2001

	PROPO	LOTTO	JOKER	PROTO	PROPO-GOAL	STIHIMA	TOTAL
Revenues	64,691	76,912	294,913	52,914	2,287	1,313,797	1,805,514
Gross profit	26,251	34,001	99,657	16,533	1,005	232,479	409,926
Other Information:							
Tangible and intangible assets	11,180	13,292	50,965	9,144	395	229,958	314,934
Current assets	17,388	20,673	79,270	14,223	615	357,667	489,836
Segment assets	28,568	33,965	130,235	23,367	1,010	587,625	804,770
Unallocated assets							9,664
TOTAL ASSETS							814,434
Segment liabilities	15,105	17,959	68,860	12,355	534	310,699	425,512
Unallocated liabilities							237,546
TOTAL LIABILITIES							663,058
Additions of tangible and intangible assets	84	99	381	68	3	1.718	2.353
Depreciation and amortization	848	1.009	3.867	694	30	17.450	23.898


X
1
2
ΟΠΑΠ

There are no sales transactions between business segments. Segment assets consist of property, plant and equipment, intangible assets, inventories, trade and other receivables, cash and cash equivalents. Unallocated assets principally consist of deferred taxes

Segment liabilities comprise operating liabilities and exclude items such as taxation, employee benefit plans and provisions.

A portion of cost of sales was allocated to business segments according to the revenues of each business segment.

Geographical Segments

Greece is the home country of the Company.

For the Year Ended December 31, 2002	**Greece**	**Cyprus**	**Total**
Revenues	1,934,224	39,711	1,973,935
Gross profit	430,334	13,322	443,656

For the Year Ended December 31, 2001	**Greece**	**Cyprus**	**Total**
Revenues	1,766,379	39,135	1,805,514
Gross profit	398,254	11,672	409,926

Revenues are based on the country in which the customer is located. There are no sales between the geographical segments.

2. Revenues

The analysis of each category of revenues recognized during the period is as follows:

For the Years Ended December 31,	**2002**	**2001**
	(Thousands of Euro)	
Revenues from games	1,973,935	1,805,514
Other operating income	6,646	6,892
Total Revenues	1,980,581	1,812,406

3. Cost of Sales

The analysis of cost of sales classified by nature of expense is as follows:

For the Years Ended December 31,	**2002**	**2001**
	(Thousands of Euro)	
Prize payouts to lottery and betting winners	1,123,114	1,019,872
Lottery agents' commissions	174,856	163,386
Betting Commissions	154,018	134,198
Depreciation	5,233	5,082
Amortization	17,283	16,482
Repairs and maintenance expenditures	5,642	5,115*
Outside Resourcing	8,227	7,906*
Distributions to Greek Professional Football Association	3,861	1,767
Staff cost	10,761	12,014
Retirement benefit costs	1,719	1,362*
Other expenses	25,537	28,360*
Provisions for bad debtors	28	44
Total cost of sales	1,530,279	1,395,588

*Restated amounts

Lottery Agents' commissions are commissions accrued to the Company's dedicated sales agents. They are counted at a fixed rate of 8% on revenues which are generated from *Stihima* and *super 3* and 12% for the other games.

Betting commissions are paid to the operator of *Stihima* for the services that this entity provides in relation to the operation of *Stihima,* which was introduced in 2000.

Distributions to the Greek Professional Football Association are related to the *Propo* and *Propo-goal* games.

4. Other operating loss

The amount of € 65,480 thousands pertains to the managements' estimate as to the total loss OPAP S.A. might incur due to the payment of compensation to the company undertaking to operate the *Stihima* . This compensation pertains to foregone profits caused by the delay in including horse and greyhounds races in the betting coupon.



News Release

5.Net Financing Cost

For the Years Ended December 31,	2002	2001
	(Thousands of Euro)	
Interest expense for Bank borrowings	(6,757)	(10,362)
Interest income		
Interest from deposits	11,608	7,996
Third party loans		-
Personnel loans	664	593
Total interest income	12,272	8,589
Net Financing Cost	5,515	(1,773)

The weighted average interest rate on the Company's borrowings was 4.18% in 2002, and 5.80% in 2001. The average interest rate earned on short-term bank deposits was 3.36% in 2002, and 3.85% in 2001.

6. Staff Costs

For the Years Ended December 31,	2002	2001
	(Thousands of Euro)	
Employee remuneration	17,249	19,217
Social security costs	2,796	3,079
Retirement benefit costs	4,911	5,949
Other remuneration	1,582	1,280
Total Staff Costs	26,538	29,525

The average number of full-time employees was 235 in 2002, and 243 in 2001. The average number of part-time personnel was 200 in 2002, and 290 in 2001. An amount of €1,596(thousands) included in the employee remuneration charge in 2001 is related to 2000.

7. Tax Expense

For the Years Ended December 31,	2002	2001
	(Thousands of Euro)	
Previous year's taxes		-
Income tax expense	(117,878)	(135,033)
Deferred tax	2,586	1,337
Total Tax Expense	(115,292)	(133,696)

The tax on the Company's profit before tax amount differs from the theoretical amount that would arise using the statutory tax rate applicable to the Company.

The calculation of income tax expense is as follows:

For the Years Ended December 31,	2002	2001
	(Thousands of Euro except for percentages)	
Profit before tax	321,401	374,894
Income not subject to tax	0,00	2,224
Expenses not deductible for tax purposes	15,305	13,067
Taxable profit	336,706	385,737
Income tax rate	35.00%	35.00%
	117,847	135,008
Additional income tax charges	31	25
Income Tax Expense	117,878	135,033

The income tax charge for 2002 and 2001 was calculated at a tax rate of 35%, which is the rate applicable to Greek *Societies Anonymous.*

8. Exchange Differences

The exchange differences that resulted during the year, along with the exchange differences from foreign currency balances at the balance sheet date, are as follows:

For the Years Ended December 31,	2002	2001
	(Thousands of Euro)	
Revenue	5,327	6,129
Cost of sales	(5,327)	(6,129)
Valuation of monetary items at December 31	(482)	1,851
Total exchange differences	(482)	1,851

The Company has no foreign currency risk management policy as the operation of Cyprus has sufficient liquidity to accommodate its operating needs and therefore operations in Cyprus do not give rise to currency exchange transactions that expose the Company to significant foreign currency risk.

9. Earnings Per Share

Basic earnings per share are calculated based on the weighted average of ordinary shares that were in circulation during the year.

The calculation of earnings per share is as follows:

For the Years Ended December 31,	2002	2001
	(Thousands of Euro)	
Net profit attributable to shareholders	206,108	241,198
Weighted average number of ordinary shares in issue	319,000,000	319,000,000
Basic earnings per share	0.65	0.76

10. Dividends

Management intends to propose at the annual general meeting of 2003 a dividend in respect of 2002 of €0.67 per share, amounting to a total dividend of € 213,730 thousands which is included in the Equity, but distinguished form the retained earnings.
In the comparable financial statements of 2001 the amount of € 191,468 thousand pertaining to the dividends of the year had been included in liabilities because on the date the financial statements were published the distribution of that amount had already been finally approved by the annual general meeting of the shareholders.
According to Law 2190/1920, the minimum dividend distributed to shareholders must be at least 35% of net income. Furthermore, the company, through a board decision of November 11, 2002, has decided to distribute an interim dividend of € 86,130,000 (or €0.27 per share) which was distributed on January 15, 2003.

11. Property, Plant and Equipment

	Land & Buildings	Plant & Machinery	Vehicles & Equipment	Total
		(Thousands of Euro)		
Year ended December 31, 2001				
Opening net book amount	4,853	16,939	6,085	27,877
Additions	31	1,506	190	1,727
Disposals	-	-	-	-
Depreciation charge	76	4,169	2,532	6,777
At December 31, 2001				
Cost or Valuation	4,959	23,990	8,731	37,680
Accumulated depreciation	151	9,714	4,988	14,853
Net Book Amount	**4,808**	**14,276**	**3,743**	**22,827**
Year ended December 31, 2002				
Opening net book amount	**4,808**	**14,276**	**3,743**	**22,827**
Additions	721	332	860	1,913
Depreciation charge	85	4,467	2,670	7,222
At December 31, 2002				
Cost or Valuation	5,680	24,322	9,591	39,593
Accumulated depreciation	236	14,181	7,658	22,075
Net Book Amount	**5,444**	**10,141**	**1,933**	**17,518**

Plant and machinery mainly includes equipment for lottery agents. All property, plant and equipment, is currently unencumbered.

12. Intangible Assets

	Software	Rights	Total
	(Thousands of Euro)		
Year ended December 31, 2001			
Opening net book amount	1,926	306,676	308,602
Additions	626	-	626
Amortization charge	980	16,141	17,121
At December 31, 2001			
Cost or Valuation	4,371	322,817	327,188
Accumulated amortization	2,799	32,282	35,081
Net Book Amount	**1,572**	**290,535**	**292,107**
Opening net book amount	**1,572**	**290,535**	**292,107**
Additions	1,803	-	1,803
Amortization charge	1,083	16,141	17,214
At December 31, 2002			
Cost or Valuation	6,174	322,817	
Accumulated amortization	3,882	48,423	
Net Book Amount	**2,292**	**274,394**	**276,686**

Intangible assets are currently unencumbered.

Amortization of the 20-year concession is included in cost of sales, whereas amortization of software is allocated among cost of sales (35%), administrative expenses (60%) and distribution costs (5%).

13. Other Non-current Assets and Investments

As at December 31,	**2002**	**2001**
	(Thousands of Euro)	
Loans Receivables	-	-
Warranty deposits	793	80
Prepayments of retirement benefits	4,319	3,894
Housing loans to personnel	3,513	3,139
Total non-current assets and investments	8,625	7,113

The current portion of Other Non-current Assets" is included in trade receivables. See Note 15.

14. Inventories

As at December 31,	**2002**	**2001**
	(Thousands of Euro)	
Raw materials	37	418
Consumable materials	391	270
Total inventories	428	688

Inventories consist mainly of paper and printing material that is used for printing of lottery tickets.



15. Trade Receivables

The analysis of trade receivables is as follows:

As at December 31,	2002	2001
	(Thousands of Euro)	
Receivables from third parties	-	-
Loans to third parties	-	-
Receivables from lottery agencies	21,426	13,237
Bad and doubtful debts	8,207	6,425
Less provisions for bad and doubtful debts	(3,597)	(2,842)
Prepayments to suppliers	363	558
Other receivables	7,997	7,302
Total Trade Receivables	34,396	24,680

Management considers that the Company's main credit risk consists of bad and doubtful debts of agents. As at December 31, 2002 this debt amounted to €8,207 thousand. To cover this risk the Company established a provision of €3,597 thousand. A collective warranty deposit fund that jointly secures the agents' obligations to the Company, amounting to € 4,613 thousand December 31, 2001, is also available to cover bad debts. See also Note 21. Management considers these provisions to be adequate.

16. Other Current Assets and Deferred expenses

The analysis of Other Current Assets is as follows:

As at December 31,	2002	2001
	(Thousands of Euro)	
Amounts due from the operator of *Stihima*	0	12,766
Prepaid tax	63,570	74,514
Prepaid expenses	12,599	0,00
Housing Loans to personnel	129	290
Prepayments of retirement benefits	335	275
Other	93	693
Total Other Current Assets	76,726	88,538

Amounts due from the operator of Stihima, for the year ended at December 31, 2001 are calculated in accordance with the terms of the contract with its operator. According to the contract if payments to the winners of Stihima exceed the limit of 60% of total revenues deriving from the game, then the operator pays to OPAP the exceeding amount. For the year ended at December 31, 2002 payments to the winners of Stihima were below the limit of 60%.
Housing loans to personnel are secured with mortgages on the property purchased.

Prepaid expenses are mainly consist of prepayments made to the Greek Football Association, and Greek Professional Football Association for advertising and sponsoring services according to the terms of separate contracts signed with each one of the above associations.

17. Cash and Cash Equivalents

As at December 31,	2002	2001
	(Thousands of Euro)	
Cash in hand	243	338
Cash at bank	358,878	48,682
Short-term bank deposits	0,00	322,817
Total cash and cash equivalents	359,121	371,837

The average interest rate earned on short-term bank deposits was 3.36% in 2002, and 3,9% in 2001. The average duration of short-term bank deposits was 7 calendar days in 2002 and 7 calendar days in 2001.

Cash from the Company's Cyprus operations is used to support those operations. The Company is allowed to transfer this cash into Greece in the circumstances provided in the January 25, 2001 international agreement under which the Company operates in Cyprus. In particular, a cash transfer is permitted only where the balance of cash and cash equivalents exceeds one million Cyprus pounds and only after the transfer is approved by the Central Bank of Cyprus. The balance of cash and cash equivalents held by the Company in Cyprus at December 31, 2002 and 2001 was € 6,426 thousand and €9,650 thousand, respectively.

18. Share Capital

When the Company organized into a société anonyme in 1999, its articles of association provided that a valuation committee should value its assets within one year. In accordance with that requirement, the committee valued the Company's assets at €33,778 thousand. Of that amount, €29,347 thousand was capitalized through the issuance of 1.0 million shares. The balance was applied to the revaluation reserve account within shareholders' equity.

On December 15, 2000 the ordinary shares of the Company were split to increase the number of shares outstanding to 100 million. Consequently, the Company's share capital was increased by €64,270 thousand to €93,617 thousand through the issuance of 219,000,000 new shares. The €64,270 thousand increase consisted of (a) retained earnings, (b) an amount released from the revaluation reserve account, and (c) a portion of the consideration for the concession (€29,347 thousand).

In 2001, the par value of the Company's shares was increased from €0.29 to €0.30 through the capitalization of untaxed reserves.

All the shares issued by the Company are ordinary shares.

Date	Number of shares
At January 1, 2000	1,000,000
Split (December 15, 2000)	100,000,000
Share issuance (December 15, 2000)	219,000,000
December 31, 2000	319,000,000
December 31, 2001	319,000,000
December 31, 2002	319,000,000



ΟΠΑΠ

News Release

The total authorized number of ordinary shares was 319 million at December 31, 2001 with a par value of €0.30 per share (€0.29 in 2000 and €29.35 in 1999). All issued shares are fully paid.

19. Reserves

The analysis of reserves is as follows:

	Other reserves	Statutory reserves	Untaxed reserves	Total
		(Thousands of Euro)		
At December 31, 2000	**2,815**	**755**	**5,100**	**8,670**
Tax correction	-	-	2,908	2,908
Deficit on revaluation investments	-	-	196	196
Issue of share capital	-	-	(2,083)	(2,083)
Transfer to reserves	31,695	12,099	2,224	46,018
At December 31, 2001	**34,510**	**12,854**	**8,345**	**55,709**
Transfer to reserves		10,299	-	-
Distribution to Shareholders	(31,695)		-	-
	(31,695)	10,299		**(21,396)**
At December 31, 2002	**2,815**	**23,153**	**8,345**	**34,313**

The nature and purpose of each reserve account within shareholders' equity is as follows:

- Other reserves reflect amounts deducted from the previous years' earnings. After taxation they are available for distribution to shareholders.
- Statutory reserves reflect the addition of a minimum of 5% of the annual net profit added each year, subject to a maximum balance of 1/3 of the outstanding share capital. This amount is not available for distribution.
- Untaxed reserves are drawn from untaxed earnings. Any portion of this reserve distributed to shareholders becomes subject to income tax. The intention of the Company is not to distribute these reserves.



20. Deferred Taxes

Deferred income tax assets and liabilities are offset when there is a legal right to set off current tax assets against current tax liabilities and those assets and liabilities relate to the same tax authority.

The movements in deferred tax assets and liabilities are as follows:

	Deferred (from income tax statement)	Deferred tax asset	Deferred tax liabilities
	(Thousands of Euro)		
Deferred tax assets, net, as at December 31, 2000		**1,215**	
Deferred depreciation costs	(28)		28
Settlement of previous year deferred taxes	(82)	(82)	
Deferred amortization costs	85	85	-
Deferred retirement benefits costs	1,362	1,362	-
Deferred tax assets as at December 31, 2001	**1,337**	**2,579**	**28**
Offsetting deferred tax liabilities	-	(28)	-
Deferred tax assets, net, as at December 31, 2001	**-**	**2,551**	
	(4)		4
Accrued expenses	871	871	
Deferred retirement benefits costs	1,719	1,719	
		5,141	**4**
Offsetting deferred tax liabilities		(4)	
Deferred tax assets, net, as at December 31, 2002	**-**	**5,137**	**-**

The rate used for the calculation of deferred taxes is 35.00%, which is the applicable corporate income tax rate.

Retirement benefit costs are deducted in determining accounting profit as service is provided by the employee. However, in determining taxable profit, these costs are deducted when retirement benefits are paid by the Company. This difference results in the recording of deferred tax assets as economic benefits and will flow to the Company in the form of a deduction from taxable profits when retirement benefits are paid.

The amounts shown in the balance sheet include the following:

As at December 31,	**2002**	**2001**
	(Thousands of Euro)	
Deferred tax liabilities to be settled after more than 12 months	4	28
Deferred tax assets to be recovered after more than 12 months	4,270	2,516

21. Borrowings

The Company's outstanding loans have the following maturities:

As at December 31,	2002	2001
	(Thousands of Euro)	
Less than one year	39,036	37,595
One year to five years	83,681	125,385
More than five years	-	-
Total borrowings	**122,717**	**162,980**

The weighted average effective interest rates were 4,73% at December 31, 2002, and 5,80% at December 31, 2001. The Company's loans are floating rate, consisting of a spread over six - or three-month Euribor ranging from 0.45% to 0.95%, depending on the loan.

The repayment terms of the loans are the following:

Loan (Thousands of Euro)	Number of installments	Installments	First installment
Loan of €52,825	9	Semi-annual	December 31, 2000
Loan of €20,543	9	Semi-annual	June 30, 2000
Loan of €29,347	100	Weekly	January 1, 2001
Loan of €29,347	200	Weekly	January 1, 2002
Loan of €29,347	11	Semi-annual	January 1, 2003
Loan of €44,021	9	Semi-annual	June 30, 2003

22. Other Liabilities – Non-current

As at December 31,	2002	2001
	(Thousands of Euro)	
Warranty deposits from lottery agents	4,989	3,582
Total Other Liabilities	4,989	3,582

Warranty deposits from lottery agents represent amounts placed on deposit to jointly secure obligations of the agents.

The warranty deposits are repaid to agents only when they cease to act as agents.

23. Trade and Other Payables – Current

As at December 31,	2002	2001
	(Thousands of Euro)	
Suppliers	32,029	13,828
Prize payouts to the lottery and betting winners	50,577	53,858
Liabilities to the Hellenic Republic	0,00	38,063
Dividends payable	98	137,170
Other payables	11,230	15,985
Total trade and other payables – current	93,934	258,904

24. Employee Benefit Plans

A lump sum benefit is payable on termination of service equal, for each year of service, to one-fourteenth of the employee's total compensation during the employee's last year of service, plus a proportion of overtime pay and of the allowance payable based on the years of service. The liabilities for these retirement benefits are unfunded, except to the extent the Company prepays retirement benefits to each employee. See Note 16 and paragraph B (ix) under Accounting Policies.
On service rendered up to December 31, 2002 the present value of retirement benefits, based on benefits committed under the terms of the plan and using projected salary levels, is €19,242 thousand. On service rendered up to December 31, 2001 the number is €14,331 thousand.

The current service costs for 2002 and 2001 were €4,911 thousand and €5,758 thousand, respectively.

The present value of retirement benefits at the projected date of retirement of the Company's current employees was, at December 31, 2002, €32,273 thousand and at December 31, 2001, €22,321 thousand.

The principal actuarial assumptions used as at December 31, 2002 are:

Discount rate: 4.5%
Expected rate of salary increases: 3.50%.

25. Provisions

Date	Provision for bad debts	Other provisions	Total
	(Thousands of Euro)		
December 31, 2001	2,842	1,815	4,657
Additional provisions	3		3
Reclassification	752	(752)	
Additional provisions		65,480	65,480
Utilized during the year	0	(1,063)	(1,063)
December 31, 2002	3,597	65,480	69,077

The amount of € 65,480 thousand classified under "Other provisions" is intended to cover damages incurred from an arbitration proceeding against the Company made by the operator of Stihima with regard to the introduction of horserace betting as an additional betting game.

26. Cash Flow

a) Cash flows generated from operations:

For the Period ended December 31,		2002		2001
			(Thousands of Euro)	
Net profit		206,108		241,198
Adjustments for:				
Income tax	117,878		135,033	
Deferred tax	(2,586)	115,293	(1,337)	133,696
Depreciation		7,222		6,777
Amortization		17,223		17,121
Interest income		(12,273)		(8,589)
Interest expense		6,758		10,362
Changes in working capital				
Inventories at the beginning	688		977	
Inventories at the end	(427)	261	(688)	289
Trade and other receivables		(2,670)		48,575
Payables		11,176		1,734
Provisions		65,508		44
Retirement benefits		4,911		5,949
Non-cash charge on income statement		(1,086)		(636)
Cash generated from operations		418,431		456,520

The analysis of cash and cash equivalents is presented in Note 17.

D. Other Disclosures

1. Contingencies

Contingent liabilities:

There are no material claims by third parties against the company with the exception of those set forth in a letter by our legal advisor Mr. N. Tomaras, which pertain to the following: a) Lawsuits filed by G.Kymionis, B.Kymionis and E. Karayianni for the amounts of €88.041, €88.041 and €27.806.309 respectively the outcome of which is expected to be in favour of the Company according to the legal advisor. b) labour cases (typographers and other extraordinary personnel) involving the amount of €170.212 which are going to be permanently settled and c) an appeal to the Arbitration on 7.5.2001 by INTRALOT S.A. against OPAP S.A. requesting compensation for a positive loss. With regard to the appeal the Three-member Arbitration Court issued the 2/2003 decision granting the operator of the game "Pame Stihima" the amount of €37.417.000 for every year that the commencement of the horse and greyhound racing betting has delayed since 29.3.2001. According to this decision OPAP S.A. must pay the above amount for a period commencing from 29.3.2001 until the horserace betting begins to operate or until the relevant contract expires (28.1.2007). The decision does not include any arrangement for interest on

deferred payment. The amount which must be paid based on the above decision from 1.1.2003 to 28.1.2007 is €152.786.083,33 while the amount pertaining to the period from 29.3.2001 to 31.12.2002 is €65.480.557,59.

The contingent liability for compensation since 31.12.2002 and until the expiration of the contract amounting to €152.786.083,33 depends upon the start or failure to start the horse and greyhound racing betting as well as on the outcome of the suit filed by OPAP S.A. with a view to rescinding the decision of the Arbitration Court which, according to a letter by our firm's Legal Department is estimated to be positive for the Company.
The provision registered in the accounting books pertains to the loss that may be incurred as a result of the final settlement of the difference.
Further to a decision by the Arbitration Court the company must pay a compensation amounting to €37,417 thousand annually starting from 01/03/2001 until 31/01/2007 to the company which has undertaken to operate the betting. Regarding the above decision the legal department of OPAP S.A. will request from the Athens Court of Appeal the rescission of the decision. It will also request the suspension of the decision until the case is tried by the above mentioned court.
In a letter sent to the management of OPAP S.A. the legal department estimates that the appeal's outcome is likely to be in favour of the company. In that context the management has decided to charge the operating results of the period ended 31/12/2002 with an amount equal to the compensation that the company would have to pay as at the balance sheet date if the decision of the Arbitration Court was to be followed, namely with the amount of €65,482 thousand (see also note 4). The company's management considers that this amount is adequate to cover any risk related to that litigation.

The Greek tax authorities have not audited the Company for the year 2002. At the time of any tax audit, additional liabilities may result, which management estimates will not substantially impact total liabilities. For this reason a relevant provision has not been established.

2. Commitments

Contracts for operating Stihima:

The Company has entered into arrangements with Intralot SA granting it the exclusive right to operate certain elements of Stihima for 7 years beginning in 1999. Under the terms of this agreement, the contractor selects the betting events, sets the odds, prints the tickets, carries out advertisement, monitors the operation of Stihima and is responsible for the risk management of Stihima. All future fixed odds and non-fixed odds betting games are also expected to be operated by the same contractor, under the agreement, including athletics, horseracing (non-domestic) and greyhound racing. Notwithstanding these agreements, the Company retains the exclusive management of the games and participates actively in many tasks related to their operation. In addition, the contractor trains the Company's staff in all matters relating to the operation of Stihima, as required under the terms of the agreement.

The Company also has the following other commitments:

a) Obligation for the supply of printing paper and coupons.

OPAP has signed contracts for the purchase of paper for printing coupons for games and a contract for the purchase of paper coupons for specific games.

b) Maintenance – Operation of information technology department.

The Company's central data processing system is maintained by Intracom S.A. pursuant to an agreement dated February 1997. Under the agreement, Intracom S.A. is required to provide and maintain

hardware, central system software, the LOTOS (Lottery Operating System) lottery software platform which was developed by Intralot S.A., agency terminals and to develop operational procedures relating to the data processing system. The term of the agreement varies with the service provided. For maintenance services in respect of hardware and central software systems, the term extends to 2007. In respect of the provision of the existing software system, agency terminals and continued development of operating procedure, Intracom S.A.'s obligation to provide services extends to February 2004.

c) Development and Maintenance of software for games of EXTRA 5 and SUPER 3

Intracom S.A. is required to provide and maintain the software for the operation of the numeric games EXTRA 5 and SUPER 3. The term of the agreement varies with the service provided and the contract extends for 10 years starting at May 25th, 2002.

d) Development and Maintenance of ERP software

Intracom S.A. is required to provide and maintain ERP related to management and financial services. The maintenance is extended to a period of five years starting at May 25, 2002, and the cost varies with the service provided.

e) As at December 31, 2002 the Company is a party to an operating leasing agreement relating to transporting vehicles. Future minimum payments under this agreement are as follows:

As at December 31,	**2003**	**2002**
	(Thousands of Euro)	
Less than one year	193,825	193,825
One to five years	516,866	-
More than five years	-	-

f) As at December 31, 2002 the Company is a party to a lease agreement relating to administration building. Future minimum payments under this agreement are as follows:

As at December 31,	**2003**	**2002**
	(Thousands of Euro)	
Less than one year	2,786	2,786
One to five years	6,965	-
More than five years	-	-

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΑΝΑΚΟΙΝΩΣΗ ΠΕΡΙ ΣΧΟΛΙΑΣΜΟΥ ΟΙΚΟΝΟΜΙΚΩΝ / ΛΟΓΙΣΤΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ	Κ4-02-021

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Ανακοίνωση περί σχολιασμού οικονομικών / λογιστικών καταστάσεων

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

ΟΠΑΠ Α.Ε.

ΔΕΛΤΙΟ ΤΥΠΟΥ

ΕΓΚΡΙΣΗ ΟΙΚΟΝΟΜΙΚΩΝ ΚΑΤΑΣΤΑΣΕΩΝ ΧΡΗΣΗΣ 2002 ΤΗΣ ΟΠΑΠ Α.Ε.

Το Διοικητικό Συμβούλιο στη συνεδρίασή του στις 20/02/2003 ενέκρινε τις οικονομικές καταστάσεις για την χρήση του 2002 (Λογιστική περίοδος 1/1/2002 -31/12/02).
Ο κύκλος εργασιών παρουσίασε αύξηση σε ποσοστό 9,35 % και ανήλθε στο ποσό των 1.968 εκ. ΕΥΡΩ, έναντι 1799 εκ. ΕΥΡΩ του 2001.
Την μεγαλύτερη συμβολή είχε το παιχνίδι <<ΠΑΜΕ ΣΤΟΙΧΗΜΑ>> οι πωλήσεις του οποίου ανήλθαν στα 1.511 εκ. ΕΥΡΩ, έναντι 1.314 εκ. ΕΥΡΩ το 2001 παρουσιάζοντας αύξηση 15%. Επίσης από τα άλλα παιχνίδια της εταιρείας, το ΠΡΟΠΟ σημείωσε αύξηση 4%, με τις πωλήσεις να ανέρχονται στο ποσό των 66 εκ. ΕΥΡΩ, έναντι 64 εκ. ΕΥΡΩ το 2001,το ΛΟΤΤΟ σημείωσε αύξηση 6% με τις πωλήσεις να ανέρχονται στα 80 εκ. ΕΥΡΩ, έναντι 76 εκ. ΕΥΡΩ το 2001, στο ΠΡΟΤΟ οι πωλήσεις ανήλθαν στα 53 εκ. ΕΥΡΩ, έναντι 52 εκ. ΕΥΡΩ το 2001, αυξημένες κ
ατά 1%, στο ΠΡΟΠΟΓΚΟΛ οι πωλήσεις ανήλθαν στα 2 εκ. ΕΥΡΩ,στα ίδια επίπεδα με αυτά του 2001 και τέλος στο ΤΖΟΚΕΡ οι πωλήσεις ανήλθαν στα 221 εκ. ΕΥΡΩ, έναντι 291 εκ. ΕΥΡΩ το 2001, σημειώνοντας πτώση σε ποσοστό 24%.
Σε ότι αφορά τα δύο νέα παιχνίδια extra 5 και super 3, που εισήχθησαν στην αγορά στις 25 Νοεμβρίου 2002, οι πωλήσεις τους ανήλθαν στα 33,7 εκ. ευρώ (20,3 εκ.ευρώ το Super 3 και 13,4 εκ. το ETRA 5), ξεπερνώντας τις αρχικές εκτιμήσεις.
Τα μικτά κέρδη, προ αποσβέσεων αυξήθηκαν κατά 12,42% και ανήλθαν στα 466,6 εκ. ΕΥΡΩ, έναντι 415 εκ. ΕΥΡΩ το 2001.
Τα λειτουργικά κέρδη (πρό αποσβέσεων, χρηματοοικονομικών και εκτάκτων αποτελεσμάτων) ανήλθαν στα 407,5 εκ. ΕΥΡΩ, έναντι 399,7 εκ. ΕΥΡΩ το 2001, παρουσιάζοντας αύξηση σε ποσοστό 2%.
Τα καθαρά αποτελέσματα (κέρδη) προ φόρων ανήλθαν στα 318,6 εκ. ΕΥΡΩ, έναντι 374 εκ. ΕΥΡΩ το 2001 παρουσιάζοντας μείωση 14,82%.
Θα πρέπει να σημειωθεί, ότι η μείωση αυτή των κερδών προ φόρων είναι αποτέλεσμα της επιβάρυνσης των εκτάκτων αποτελεσμάτων, με ποσό 10,7 εκ. ΕΥΡΩ, εξαιτίας του σχηματισμού πρόβλεψης αποζημίωσης εξόδου από την υπηρεσία λόγω συνταξιοδότησης του προσωπικού, που υπήρχε στις 31/12/2002 στο 100% της πλήρους αποζημίωσης λόγω αποχώρησης του προσωπικού και στον σχηματισμό πρόβλεψης ποσού 65,5 εκ. ευρώ σύμφωνα με την απόφαση του Τριμελούς Διαιτητικού Δικαστηρίου και για το χρονικό διάστημα έως 31/12/2002.
Το Διοικητικό Συμβούλιο της Εταιρείας, αποφάσισε να προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων την διανομή εκτάκτων αποθεματικών προηγούμενων ετών ποσού 31,7 εκ. ευρώ διαμορφώνοντας το προτεινόμενο προς διανομή συνολικό μέρισμα στο ποσό των 213.730.000 ευρώ.
Με την προτεινόμενη διανομή, το μέρισμα ανά μετοχή ανέρχεται στα 0,67 ευρώ. Μετά δε την αφαίρεση του προμερίσματος των 0,27 ευρώ ανά μετοχή, που με την απόφαση 21/07-11-2002 του Δ.Σ. δόθηκε στους μετόχους στις 15/01/2003, το υπόλοιπο μέρισμα ανά μετοχή διαμορφώνεται στα 0,40 ευρώ.
Με βάση το παραπάνω προτεινόμενο μέρισμα, η μερισματική απόδοση διαμορφώνεται, με βάση την τρέχουσα τιμή της μετοχής, σε επίπεδα υψηλότερα του 7%.
Για το 2003, η εταιρεία προσβλέποντας στην περαιτέρω ενίσχυση της θέσης της στην αγορά των τυχερών παιχνδιών, θα εισάγει ένα νέο αριθμολαχείο, το ΚΙΝΟ, παιχνίδι που εκτιμάται ότι θα συμβάλλει στην αύξηση των πωλήσεών της. Η ακριβής ημερομηνία εισαγωγής του παιχνιδιού θα καθοριστεί αφού συνεκτιμηθεί η πορεία των υφισταμένων παιχνιδιών και ειδικότερα του extra 5 και super 3 που ήδη έχουν ξεπεράσει τις αρχικές προβλέψεις μας. Η εταιρεία αξιολογεί την επιλογή του χρόνου εισαγωγής του ΚΙΝΟ είτε στο τέλος του Β'
τριμήνου είτε μετά το καλοκαίρι του 2003.
Τέλος, στις 12/02/2003 υπεγράφη νέα Διακρατική Συμφωνία, μεταξύ της Ελληνικής και Κυπριακής Δημοκρατίας, με την οποία επιτρέπεται η συνέχιση της δραστηριοποίησης της εταιρείας στην Κύπρο σε επιχειρηματική βάση.
Τα βασικά σημεία της νέας Διακρατικής Συμφωνίας είναι:
¨ Η ίδρυση μέσα στους επόμενους 6 μήνες θυγατρικής εταιρείας στην Κύπρο (ΟΠΑΠ Α.Ε. ΚΥΠΡΟΥ), η οποία θα διεξάγει όλα τα παιχνίδια με τους ίδιους κανονισμούς όπως στην Ελλάδα, εκτός του στοιχήματος.
¨ Η απόδοση στην ΟΠΑΠ Α.Ε. ενός ποσοστού 10% περίπου επί του συνολικού τζίρου των παιχνιδιών στην Κύπρο (το 2002 οι πωλήσεις των παιχνιδιών της ΟΠΑΠ Α.Ε.στην Κύπρο, ανήλθαν στα 33 εκ. ευρώ περίπου).
¨ Η παρακράτηση από την θυγατρική εταιρεία ποσοστού 10% για την κάλυψη των λειτουργικών της δαπανών
¨ Από τον συνολικό τζίρο, μετά την αφαίρεση του ποσοστού 10%, που θα αποδίδεται στην ΟΠΑΠ Α.Ε, του ποσοστού 10%, που θα παρακρατείται από την θυγατρική για τα λειτουργικά της έξοδα, του ποσοστού που αντιστοιχεί στους

νικητές των παιχνιδιών και των πρακτόρων, το υπόλοιπο ποσό θα αποδίδεται στην Κυπριακή Δημοκρατία.
¨ *Για τα 2 πρώτα χρόνια από την εφαρμογή της συμφωνίας, το ποσό που αντιστοιχεί στο ποσοστό 10%, που θα* αποδίδεται στην ΟΠΑΠ Α.Ε. θα χρησιμοποιηθεί για την χρηματοδότηση επενδύσεων από την ΟΠΑΠ Α.Ε. ΚΥΠΡΟΥ στη Μεγαλόνησο.
Τέλος ενημερώνουμε το επενδυτικό κοινό ότι, οι οικονομικές καταστάσεις έχουν συνταχθεί και με τα Διεθνή Λογιστικά Πρότυπα και είναι διαθέσιμες στα γραφεία της εταιρείας για κάθε ενδιαφερόμενο.

Αθήνα, 27/02/2003

ΤΟ ΔΙΟΙΚΗΤΙΚΟ ΣΥΜΒΟΥΛΙΟ

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. D.C.

ATHENS STOCK EXCHANGE S.A.
NOTIFICATION OF ELIGIBILITY FOR DIVIDEND / PAYMENT OF DIVIDEND
(Based on Article 3 and Article 5 of P.D. 350/1985)

FROM: THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO: The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59 Athens
C/O: INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT: Notification of clipping of right of dividend / payment of dividend

ANNOUNCEMENT

OPAP S.A. announces that according to resolution No 23/19-11-2002 of its BoD, item 13, the company is going to distribute an interim dividend amounting to 0.27 euro for the current fiscal year.

Beneficiaries of such interim dividend are the investors holding shares of the company at the end of the meeting of 31/12/2002.

As of Thursday 2/1/2003 shares shall be traded in the A.S.E. without any right to the above dividend.

Payment of the dividend shall be made by crossed checks, which will be sent to the beneficiaries as of 15/1/2003.

Any of the shareholders who have not cashed the check by 15/6/2003, can collect the interim dividend only from the company's offices at 2, Kolonou St. (tel. 5236203).

In case of loss or non-receipt of the check, shareholders are kindly requested to get in contact with the company's offices (2, Kolonou St., Athens, tel. 5236203, Shareholders Service)

Athens, 20/11/2002

THE BOARD OF DIRECTORS OF OPAP S.A.

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΓΝΩΣΤΟΠΟΙΗΣΗ ΑΠΟΚΟΠΗΣ ΔΙΚΑΙΩΜΑΤΟΣ ΜΕΡΙΣΜΑΤΟΣ / ΠΛΗΡΩΜΗΣ ΜΕΡΙΣΜΑΤΟΣ (Βάσει Αρθρου 3 και Αρθρου 5 του Προεδρικού Διατάγματος 350/1985)	K4-01-027

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Γνωστοποίηση αποκοπής δικαιώματος μερίσματος / πληρωμής μερίσματος

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

Σας αποστέλουμε ανακοίνωση που αφορά στην απόφαση της εταιρείας μας για την ΠΛΗΡΩΜΗ ΠΡΟΜΕΡΙΣΜΑΤΟΣ..Η ανακοίνωση θα δημοσιευθεί στις 21/11/2002 στις εφημερίδες Ελευθεροτυπία, 'Εθνος, Ελεύθερος Τύπος,Νέα, Χρηματιστήριο, Ναυτεμπορική, Ημερησία και Κέρδος. ΑΝΑΚΟΙΝΩΣΗ ΓΙΑ ΤΗΝ ΠΛΗΡΩΜΗ ΠΡΟΜΕΡΙΣΜΑΤΟΣ ΧΡΗΣΗΣ 2002

Η ΟΠΑΠ Α.Ε. ανακοινώνει ότι σύμφωνα με απόφαση του Διοικητικού της Συμβουλίου η εταιρεία προχωρά σε διανομή προμερίσματος ύψους 0,27 ευρώ για τη τρέχουσα χρήση.

Δικαιούχοι του προμερίσματος είναι όσοι κατέχουν μετοχές της εταιρείας στη λήξη της συνεδρίασης της 31/12/2002.

Από τη Πέμπτη 2/1/2003 οι μετοχές θα διαπραγματεύονται στο Χρηματιστήριο Αξιών Αθηνών χωρίς το δικαίωμα λήψης του παραπάνω προμερίσματος.

Η πληρωμή του προμερίσματος θα γίνει με δίγραμμες επιταγές, οι οποίες θα αποσταλούν στους δικαιούχους από 15/1/2003.

Όσοι από τους κ.κ. μετόχους δεν εισπράξουν την επιταγή μέχρι 15/6/2003, μπορούν να πληρώνονται το προμέρισμα μόνο από τα γραφεία της εταιρείας, Κολωνού 2 (τηλ. 5236203).

Σε περίπτωση απώλειας ή μη παραλαβής της επιταγής, παρακαλούνται οι κ.κ. μέτοχοι όπως επικοινωνήσουν με τα γραφεία της εταιρείας (Κολωνού 2, Αθήνα, τηλ. 5236203, Υπηρεσία Μετόχων).

ΑΘΗΝΑ, 20/11/2002

ΤΟ ΔΙΟΙΚΗΤΙΚΟ ΣΥΜΒΟΥΛΙΟ

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A


SEC MAIL
RECEIVED
PROCESSING
APR 11 2003

ATHENS STOCK EXCHANGE S.A.
COMMENTS ON PUBLICATIONS
(Based on Article 5 par. 5 of Presidential Decree No 350/1985 and Article 5 par. 1a of the Capital Markets Commission Decree 5/204/14.11.2000)

FROM: THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO: The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59
C/O: INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT: Confirmation – Clarifications upon publications

ANNOUNCEMENT

The Management of OPAP S.A., in order to respond to continuing rumors circulating in the press and sports fans, concerning the issue of the T.V. rights of the Football Fun Club S.A.s, announces the following:

The Company on its own initiative undertook this year's sponsoring of professional football amounting to 5,690,000 Euro, in the context of reciprocals. Moreover the Professional Football Association (ESAPE) and the various CLUBS (PAE), will receive according to sports legislation from OPAP S.A., financial support from the revenues of PROPO and PROPOGOAL amounting to about 10,000,000 euro (3.5 billion GDR). The overall estimated expense of OPAP S.A. in professional football, for this year, is about 15,700,000 Euro (5.3 billion GDR). In this way OPAP S.A. has proven in practice, through its contribution, its strong interest regarding professional football. No other form of sponsoring, for any reason, has been agreed upon with ESAPE. As far as the advertising of OPAP S.A.'s products is concerned, in any case and for any T.V. channel, the ratings of every channel are taken into account as well as the time zone within which each event is broadcast and the interest of the viewers in that event. In any case the company's advertising policy is fixed and is subject to the laws of the market. OPAP S.A. has not concluded any agreement with any T.V. channel concerning the support and promotion of broadcasting football matches in the context of professional championship. The only criterion for any advertising and business activity that OPAP S.A. might undertake would be in the interests of its shareholders. OPAP S.A. has repeatedly proposed and made publicly known its desire for a joint effort in organizing business activities (e.g. ticketing) together with ESAPE for mutual benefit, thus declaring openly its interest for the progress and support of professional football.

BY OPAP S.A.

Please note:

We kindly request this announcement to be published in the Daily Official List, in order to inform the public. We expressly and unreservedly attest that all data and information sent, is fully complete, accurate and updated.

On behalf of the Company,
ZACHOS M A

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. **ΣΧΟΛΙΑΣΜΟΣ ΔΗΜΟΣΙΕΥΜΑΤΩΝ** (Βάσει Αρθρου 5 παρ. 5 του ΠΔ 350/1985 και Απόφασης Επιτροπής Κεφαλαιαγοράς Αρθρο 5 παρ. 1α. 5/204/14.11.2000)	**Κ4-01-025**

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Επιβεβαίωση - Διευκρινήσεις επί δημοσιευμάτων

ΓΝΩΣΤΟΠΟΙΗΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

ΔΕΛΤΙΟ ΤΥΠΟΥ

Η Διοίκηση της ΟΠΑΠ ΑΕ, μετά τη συνεχιζόμενη φημολογία, που απασχολεί τον τύπο και το φίλαθλο κοινό για το θέμα των τηλεοπτικών δικαιωμάτων των ΠΑΕ, δηλώνει τα εξής:
Η εταιρία έχει αναλάβει, με πρωτοβουλία της, τη φετινή χορηγία του επαγγελματικού ποδοσφαίρου ύψους 5.690.000 Ευρώ, στο πλαίσιο της ανταποδοτικότητας. Επίσης ο ΕΣΑΠΕ και οι ΠΑΕ θα λάβουν, σύμφωνα με τον αθλητικό νόμο από την ΟΠΑΠ ΑΕ, οικονομική ενίσχυση από τα έσοδα του ΠΡΟΠΟ και ΠΡΟΠΟΓΚΟΛ ύψους περίπου 10.000.000 Ευρώ (3,5 δις δρχ.). Η συνολική εκτιμώμενη δαπάνη της ΟΠΑΠ ΑΕ στο επαγγελματικό ποδόσφαιρο, για τη φετινή χρονιά, είναι περίπου 15.700.000 Ευρώ (5,3 δις δρχ.). Με αυτό τον τρόπο η ΟΠΑΠ ΑΕ έχει απ οδείξει έμπρακτα, με τη συνεισφορά της, το ενδιαφέρον της στο επαγγελματικό ποδόσφαιρο. Καμία άλλη μορφή χορηγίας, για οποιοδήποτε λόγο δεν έχει συμφωνηθεί με τον ΕΣΑΠΕ. Σε ό,τι αφορά στη διαφήμιση των προϊόντων της ΟΠΑΠ ΑΕ, σε κάθε περίπτωση και για οποιοδήποτε τηλεοπτικό σταθμό, λαμβάνονται υπόψη η συνολική ακροαματικότητα του τηλεοπτικού σταθμού, η ζώνη ακροαματικότητας, στην οποία αναμεταδίδεται το κάθε τηλεοπτικό γεγονός και το ενδιαφέρον των τηλεθεατών για το γεγονός αυτό. Σε κάθε περίπτωση η διαφημι στική πολιτική της εταιρίας είναι δεδομένη και υπόκειται στους κανόνες της αγοράς. Η ΟΠΑΠ ΑΕ δεν έχει συνάψει καμία συμφωνία με κανένα τηλεοπτικό σταθμό για την ενίσχυση της αναμετάδοσης ποδοσφαιρικών αγώνων του επαγγελματικού πρωταθλήματος. Για την ΟΠΑΠ ΑΕ γνώμονας για οποιαδήποτε διαφημιστική και επιχειρηματική δραστηριότητα είναι το συμφέρον των μετόχων της. Η ΟΠΑΠ ΑΕ έχει επανειλημμένα προτείνει και εξαγγείλει τη βούλησή της για την από κοινού οργάνωση επιχειρηματικών δράσεων (π.χ. ticketing) με τον ΕΣ ΑΠΕ προς αμοιβαίο όφελος, δηλώνοντας έτσι το ενδιαφέρον της για τη μετέπειτα πορεία και ενίσχυση του επαγγελματικού ποδοσφαίρου.

ΑΠΟ ΤΗΝ ΟΠΑΠ ΑΕ

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A

ATHENS STOCK EXCHANGE S.A.
ANNOUNCEMENT OF OTHER IMPORTANT INFORMATION (NOT PROVIDED IN OTHER CATEGORIES)
(Based on Article 5 par. 5a of Presidential Decree 350/1985)

FROM:	THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO:	The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59
C/O:	INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT:	Announcement of other important issues.

ANNOUNCEMENT

OPAP S.A. has announced to its investors that it intends to announce the financial results concerning the third quarter of the current fiscal year on Friday, November 8, 2002, within the timetables set forth by Law. The Management of the Organization also announces that on the same day there will be a conference call to provide information to investors and analysts, during which the executives of the Organization will analyze the financial results and the most recent corporate developments.

Please note:

We kindly request this announcement to be published in the Daily Official List, in order inform the public. We expressly and unreservedly attest that all data and information sent, is fully complete, accurate and updated.

On behalf of the Company,

ZACHOS M A

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΑΝΑΚΟΙΝΩΣΗ ΑΛΛΩΝ ΣΗΜΑΝΤΙΚΩΝ ΓΕΓΟΝΟΤΩΝ (ΔΕΝ ΠΡΟΒΛΕΠΟΝΤΑΙ ΣΕ ΆΛΛΕΣ ΚΑΤΗΓΟΡΙΕΣ) (Βάσει Αρθρου 5 παρ. 5α του Π.Δ. 350/1985)	K4-01-063

ΑΠΟ:	ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.
ΠΡΟΣ:	Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα
ΥΠΟΨΗ:	ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ
ΘΕΜΑ:	Ανακοίνωση Αλλων Σημαντικών Γεγονότων

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

Η ΟΠΑΠ ΑΕ ενημερώνει το επενδυτικό κοινό πως προτίθεται να προχωρήσει στην ανακοίνωση των αποτελεσμάτων που αφορούν το τρίτο τρίμηνο της τρέχουσας χρήσης την Παρασκευή 8 Νοεμβρίου του 2002, εντός των ορισθέντων απο το Νόμο χρονοδιαγραμμάτων.Η Διοίκηση του Οργανισμού ανακοινώνει επίσης πως την ίδια μέρα θα πραγματοποιηθεί ενημέρωση του επενδυτικού κοινού και των αναλυτών, μέσω conference call, κατά την οποία θα πραγματοποιηθεί ανάλυση των αποτελεσμάτων απο τα στελέχη του Οργανισμού, ενώ θα παρουσιαστούν και οι τελευταίες εταιρικές εξελίξεις.

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A


SEC MAIL PROCESSING
RECEIVED
APR 11 2003
WASH. D.C. 155 SECTION

ATHENS STOCK EXCHANGE S.A.
ANNOUNCEMENT OF OTHER IMPORTANT INFORMATION (NOT INCLUDED IN OTHER CATEGORIES)
(Based on Article 5 par. 5a of P.D. 350/1985)

FROM: THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO: The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59
C/O: INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT: Announcement of other important issues.

ANNOUNCEMENT

OPAP S.A. through an announcement to the Athens Stock Exchange announces the following:

By Announcement of 19/06/02 of the Decision of the Interministerial Commission of Privatizations, during the offering of the second bloc of the company's shares, the seller (the Hellenic Republic) provided a retention incentive as follows:

"The seller will distribute one free company share, of its ownership, for every ten shares, to the Investors of the Public Offering and Private Placement, provided that the Investors shall maintain, for a period of 6 months, starting from the date of registration of the transfer of the Shares to the Central Depository of Securities and up to the overall number of 200 free shares per Investor."

Given that the transfer of shares to of the Private Investors participating in the Public Offering and Private Placement were registered with the Central Depository of Securities on 17/07/02, beneficiaries of such incentive are those who held shares at the end of the trading session of the Athens Stock Exchange on 16/01/2003.

The date of crediting of the free Shares to the Accounts of the beneficiary Investors in the Dematerialised Shares System will be announced by the company.

Athens, 07/01/2003

THE BOARD OF DIRECTORS

Please note:

We kindly request this announcement to be published in the Daily Official List, in order to inform the public. We expressly and unreservedly attest that all data and information sent, is fully complete, accurate and updated.

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΑΝΑΚΟΙΝΩΣΗ ΑΛΛΩΝ ΣΗΜΑΝΤΙΚΩΝ ΓΕΓΟΝΟΤΩΝ (ΔΕΝ ΠΡΟΒΛΕΠΟΝΤΑΙ ΣΕ ΆΛΛΕΣ ΚΑΤΗΓΟΡΙΕΣ) (Βάσει Αρθρου 5 παρ. 5α του Π.Δ. 350/1985)	K4-01-063

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Ανακοίνωση Αλλων Σημαντικών Γεγονότων

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

ΟΠΑΠ Α.Ε.

ΑΝΑΚΟΙΝΩΣΗ

Η ΟΠΑΠ Α.Ε. με ανακοίνωσή της προς το Χ.Α.Α. γνωστοποιεί τα ακόλουθα:
Με την από 19/06/02 απόφαση της Διυπουργικής Επιτροπής Αποκρατικοποιήσεων, κατά την διάθεση του δευτέρου πακέτου μετοχών της εταιρείας, παρείχετο κίνητρο διακράτησης από τον πωλητή (Ελληνικό Δημόσιο) ως εξής:
« Ο πωλητής θα διανείμει 1 δωρεάν μετοχή της εταιρείας, κυριότητάς του, ανά 10 μετοχές, στους Ιδιώτες Επενδυτές της Δημόσιας Εγγραφής και της Ιδιωτικής Τοποθέτησης, υπό την προϋπόθεση ότι οι Επενδυτές θα διακρατήσουν τις Μετοχές αυτές, για χρονική περίοδο 6 μηνών, από την ημερομηνία καταχώρησης της μεταβίβασης των Μετοχών στο Κεντρικό Αποθετήριο Αξιών και μέχρι συνολικού αριθμού 200 δωρεάν Μετοχών ανά Επενδυτή.»
Με δεδομένο ότι η καταχώρηση των Μετοχών της Δημόσιας Εγγραφής και της Ιδιωτικής Τοποθέτησης στο Κ.Α.Α. ήταν η 17/07/02, δικαιούχοι του κινήτρου είναι οι κάτοχοι μετοχών με την λήξη της συνεδρίασης του Χ.Α.Α. της 16/01/2003.
Η ημερομηνία πίστωσης των δωρεάν Μετοχών στις Μερίδες που τηρούν οι δικαιούχοι Επενδυτές στο Σ.Α.Τ, θα γνωστοποιηθεί με νεώτερη ανακοίνωση της εταιρείας.

Αθήνα 07/01/2003

ΤΟ ΔΙΟΙΚΗΤΙΚΟ ΣΥΜΒΟΥΛΙΟ

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A

ATHENS STOCK EXCHANGE S.A.
ANNOUNCEMENT REGARDING A CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS OR TOP EXECUTIVES
(Based on Article 4 par. 1 point e of the Stock Exchange Committee Decree 5/204/14.11.2000)

FROM: THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO: The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59 Athens
C/O: INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT: Notification in the change of composition of the Board of Directors or top executives

ANNOUNCEMENT

Announcement in Greek
ANNOUNCEMENT
BY OPAP S.A.

TO
ATHENS STOCK EXCHANGE
(c/o: Mr. VOURVAHI)

Info: Capital Markets Commission

By Announcement No K2 – 17050/24.1.2003 concerning registration in the Register of Sociétés Anonymes, the minutes of the Board of Directors of OPAP S.A. dated 5.12.2002 were registered according to which:

a) Antonios Basouris son of Alexandros, resident of Kalamaria, Thessalonica, 3 Kallipoleos St., holder of I.D. No Λ 418821, has been elected replacing Nikolaos Kokkinis for the rest of his term, who resigned.

b) The Board of Directors of OPAP S.A. is re-organized into a body as follows:

1. Constantinos Koskinas son of Marinos, resident Drapetsona, Piraeus, 6, N. Kazantzakis St., holder of I.D. No M 189774, President of the Board of Directors and Managing Director

2. Antonios Basouris son of Alexandros, resident of Kalamaria, Thessalonica, 3 Kallipoleos St., holder of I.D. No Λ 418821, member of the Board of Directors

3. Dionyssios Rizos son of George, resident of Ilioupoli, Attica, 43, Aghiou Constantinou St. holder of ID No E 069455, member of the Board of Directors

4. Constantinos Gouvalas son of Nikolaos, resident of Athens, 6, Ros St., holder of ID No M 886962, member of the Board of Directors

5. Nikolaos Apanomeritakis son of Anastasios, resident of Herakleion, Attica, 19, Agapis St., holder of ID No Π 071701, member of the Board of Directors.

6. Stavros Tzortzis son of George, resident of Pallini, Attica, Larissis & Anafis St., holder of Cyprian ID No C 105614, member of the Board of Directors.

7. Maria Papandreou son of George, resident of Athens, 4-6, Dikis St., holder of ID No K 920795, member of the Board of Directors.

8. Constantinos Harisiadis son of Christos, resident of Patras, 32A Danielidos St., holder of ID No Σ 36976, member of the Board of Directors.

9. Sotiris Spanidis son of Ioannis, resident of Kallithea, Attica, 137-139, Platonos St. holder of ID No X 011578, member of the Board of Directors, representative of the employees.

10. Nikolaos Pavlias son of Dimitrios, resident of Moschato, Attica, 16, Galaxidiou St., holder of ID No Σ 071370, member of the Board of Directors, representative of the employees.

11. Dimitrios Politis son of Ioannis, resident of Vyronas, Attica, 56, Granikou St., holder of ID No Σ 248513, member of the Board of Directors, representative of OKE.

The term of the above Board of Directors will expire on 15/12/2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS &
MANAGING DIRECTOR OF OPAP S.A.

CONSTANTINOS KOSKINAS

Please note:

We kindly request this announcement to be published in the Daily Official List, in order to inform the public. We expressly and unreservedly attest that all data and information sent, is fully complete, accurate and updated.

On behalf of the Company,

ZACHOS M A

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΓΝΩΣΤΟΠΟΙΗΣΗ ΑΛΛΑΓΗΣ ΣΥΝΘΕΣΗΣ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ Ή ΑΝΩΤΑΤΩΝ ΔΙΕΥΘΥΝΤΙΚΩΝ ΣΤΕΛΕΧΩΝ (Βάσει Αρθρου 4 παρ. 1 στοιχείο ε της Απόφασης Επιτροπής Κεφαλαιαγοράς 5/204/14.11.2000)	Κ4-01-015

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Γνωστοποίηση αλλαγής σύνθεσης Διοικητικού Συμβουλίου ή ανωτάτων διευθυντικών στελεχών

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

ΑΝΑΚΟΙΝΩΣΗ
ΤΗΣ Ο.Π.Α.Π. Α.Ε.

ΠΡΟΣ
ΤΟ ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ
(ΥΠΟΨΗ: Κου ΒΟΥΡΒΑΧΗ)

Κοινοποίηση: Επιτροπή Κεφαλαιαγοράς

Με τη με αριθμό Κ2 - 17050 / 24.1.2003 Ανακοίνωση καταχώρησης στο Μητρώο Ανωνύμων Εταιρειών καταχωρήθηκε το από 5.12.2002 πρακτικό του Διοικητικού Συμβουλίου της Ο.Π.Α.Π. Α.Ε. σύμφωνα με το οποίο:

α) Εκλέχθηκε ως νέο μέλος του Διοικητικού Συμβουλίου ο Αντώνιος Μπασούρης του Αλεξάνδρου, κάτοικος Καλαμαριάς Θεσσαλονίκης - Καλλιπόλεως 3 με ΑΔΤ Λ 418821 σε αντικατάσταση και για το υπόλοιπο της θητείας του παραιτηθέντος Νικολάου Κοκκίνη.

β) Ανασυγκροτήθηκε το Διοικητικό Συμβούλιο της Ο.Π.Α.Π. Α.Ε. σε σώμα ως εξής:

1. Κωνσταντίνος Κοσκινάς του Μαρίνου, κάτοικος Δραπετσώνας Πειραιά, οδός Ν. Καζαντζάκη 6 με ΑΔΤ Μ 189774, Πρόεδρος του Δ.Σ. και Διευθύνων Σύμβουλος
2. Αντώνιος Μπασούρης του Αλεξάνδρου, κάτοικος Καλαμαριάς Θεσσαλονίκης, οδός Καλλιπόλεως 3 με ΑΔΤ Λ 418821, μέλος του Δ.Σ.
3. Διονύσιος Ρίζος του Γεωργίου, κάτοικος Ηλιουπόλεως Αττικής, οδός Αγίου Κωνσταντίνου 43 με ΑΔΤ Ε 069455, μέλος του Δ.Σ.
4. Κωνσταντίνος Γουβάλας του Νικολάου, κάτοικος Αθηνών, οδός Ρως 6 με ΑΔΤ Μ 886962, μέλος του Δ.Σ.
5. Νικόλαος Απανωμεριτάκης του Αναστασίου, κάτοικος Ηρακλείου Αττικής, οδός Αγάπης 19 με ΑΔΤ Π 071701, μέλος του Δ.Σ.
6. Σταύρος Τζωρτζής του Γεωργίου, κάτοικος Παλλήνης Αττικής, οδός Λαρίσης & Ανάφης με αριθμό δελτίου Κυπριακής ταυτότητας C 105614, μέλος του Δ.Σ.
7. Μαρία Παπανδρέου του Γεωργίου, κάτοικος Αθηνών, οδός Δίκης 4 - 6 με ΑΔΤ Κ 920795, μέλος του Δ.Σ.
8. Κωνσταντίνος Χαρισιάδης του Χρήστου, κάτοικος Πατρών, οδός Δανιηλίδος 32Α με ΑΔΤ Σ 36976, μέλος του Δ.Σ.
9. Σωτήρης Σπανίδης του Ιωάννη, κάτοικος Καλλιθέας Αττικής, οδός Πλάτωνος 137 - 139 με ΑΔΤ Χ 011578, μέλος του Δ.Σ., εκπρόσωπος των εργαζομένων
10. Νικόλαος Παυλιάς του Δημητρίου, κάτοικος Μοσχάτου Αττικής, οδός Γαλαξιδίου 16 με ΑΔΤ Σ 071370, μέλος του Δ.Σ., εκπρόσωπος των εγαζομένων
11. Δημήτριος Πολίτης του Ιωάννη, κάτοικος Βύρωνα Αττικής, οδός Γρανικού 56 με ΑΔΤ Σ 248513, μέλος του Δ.Σ., εκπρόσωπος της ΟΚΕ

Η θητεία του ανωτέρω Διοικητικού Συμβουλίου είναι μέχρι 15/12/2005

-Ο-
ΠΡΟΕΔΡΟΣ ΤΟΥ Δ.Σ. &
ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
ΤΗΣ Ο.Π.Α.Π. Α.Ε.

ΚΩΝΣΤΑΝΤΙΝΟΣ ΚΟΣΚΙΝΑΣ

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

Σημειώσεις

ΧΡΗΜΑΤΙΣΤΗΡΙΟ ΑΞΙΩΝ ΑΘΗΝΩΝ Α.Ε. ΑΝΑΚΟΙΝΩΣΗ ΣΧΕΤΙΚΗ ΜΕ ΕΠΙΧΕΙΡΗΜΑΤΙΚΕΣ ΕΞΕΛΙΞΕΙΣ ΣΤΗΝ ΕΤΑΙΡΙΑ	Κ4-01-062

ΑΠΟ: ΟΡΓΑΝΙΣΜΟΣ ΠΡΟΓΝΩΣΤΙΚΩΝ ΑΓΩΝΩΝ ΠΟΔΟΣΦΑΙΡΟΥ Α.Ε.

ΠΡΟΣ: Χρηματιστήριο Αξιών Αθηνών Α.Ε. Σοφοκλέους 10, 105 59, Αθήνα

ΥΠΟΨΗ: ΥΠΗΡΕΣΙΑ ΠΑΡΑΚΟΛΟΥΘΗΣΗΣ ΕΤΑΙΡΙΚΩΝ ΠΡΑΞΕΩΝ & ΕΝΗΜΕΡΩΣΗ ΕΙΣΗΓΜΕΝΩΝ ΕΤΑΙΡΙΩΝ

ΘΕΜΑ: Ανακοίνωση για επιχειρηματικές εξελίξεις στην εταιρία

ΑΝΑΚΟΙΝΩΣΗ

Ελληνικό Κείμενο Ανακοίνωσης

Η ΟΠΑΠ Α.Ε ανακοινώνει ότι υπεγράφη χθες στη Λευκωσία η νέα διακρατική συμφωνία ,μεταξύ Ελλάδος και Κύπρου που αφορά στη λειτουργία της ΟΠΑΠ Α.Ε. στην Κυπριακή Δημοκρατία, η οποία θα επιτρέψει τη δραστηριοποίηση της εταιρίας στη Μεγαλόνησο με όρους επιχειρηματικότητας.

Η ΟΠΑΠ Α.Ε. δραστηριοποιείται στη Κύπρο από το 1969, μέσω δικτύου 160 πρακτορείων σήμερα, τα οποία διαθέτουν το σύνολο των παιχνιδιών που προσφέρονται και στην Ελλάδα με εξαίρεση το παιχνίδι « Πάμε Στοίχημα».

Η Διοίκηση της ΟΠΑΠ Α.Ε. εκφράζει την ικανοποίηση της για το αποτέλεσμα των διαπραγματεύσεων και δεσμεύεται να ενημερώσει το επενδυτικό κοινό για τα βασικά σημεία της σύμβασης καθώς και τις εκτιμώμενες επιπτώσεις της, προς το τέλος του μήνα, κατά την δημοσιοποίηση των αποτελεσμάτων της χρήσης του 2002.

Αγγλικό Θέμα

Αγγλικό Κείμενο Ανακοίνωσης

OPAP S.A. is pleased to announce the new agreement signed yesterday between the Governments of Greece and Cyprus, which will allow, for the operation of games in the Republic of Cyprus on a commercial basis.

OPAP S.A. has been operating its existing range of games in the Republic of Cyprus, with the exception of "Stihima", since 1969, through a network of approximately 160 outlets today.

The management of OPAP S.A. wishes to express its satisfaction at the outcome of the negotiations and will provide further details on the terms of the agreement and its expected impact on OPAP's financial statements which will be released by the end of this month.

Σημειώσεις

Παρακαλούμε για τη δημοσίευση της παρούσας γνωστοποίησης στο Ημερήσιο Δελτίο Τιμών προς ενημέρωση του κοινού. Βεβαιώνουμε ρητά και ανεπιφύλακτα ότι όλα τα στοιχεία και οι πληροφορίες που αποστέλλουμε είναι απολύτως πλήρη, ακριβή και επίκαιρα.

Για την Εταιρία

ZACHOS M A

ATHENS STOCK EXCHANGE S.A.
ANNOUNCEMENT OF OTHER IMPORTANT INFORMATION (NOT PROVIDED IN OTHER CATEGORIES)
(Based on Article 5 par. 5a of Presidential Decree 350/1985)

FROM:	THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO:	The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59
C/O:	INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT:	Announcement of other important issues.

ANNOUNCEMENT

ATHENS 20/11/2002
PRESS RELEASE

November turns out to be a successful month for OPAP S.A. as following its inclusion in the FTSE-ASE20 Index of A.S.E., recently MSCI also added OPAP S.A.'s share to the MSCI Greece Index, which is the most "famous" index among foreign institutional investors.
The Management of OPAP S.A. acknowledges this with great satisfaction, considering that its efforts to boost the company has made it one of the most attractive investment options in the European market.

The Management of OPAP S.A., continuing its efforts, recently organized a road show in London, in the presence of strong European investment houses, where all of the latest corporate developments were presented, thus meeting the increased need for information on the part of foreign institutional investors and analysts covering the share.

The response of foreign administrators and the community of analysts is deemed to be completely satisfactory by the OPAP S.A. Management, a development which enables Management to further plan presentations both in Greece and abroad, in order to further strengthen the trust created heretofore.
To that direction, within the next weeks, OPAP S.A. shall have the opportunity to offer to its investing public new upgraded services through the support of the Investors Relations Department, with special emphasis on assisting the increasing number of foreign institutional investors participating in the shareholding.

At the same time, according to research by Datastream, the existing dividend return offered by OPAP S.A. places us among the top twenty companies with the highest dividend return throughout Europe for 2002, a development that strengthens the trust of the investors in our capital and demonstrates the success of the Management. It should be noted that by decision of the BoD, OPAP S.A. will proceed to distribution of an interim dividend amounting to 0.27 euro per share.

THE BOARD OF DIRECTORS OF OPAP S.A.

ATHENS STOCK EXCHANGE S.A.
ANNOUNCEMENT REGARDING BUSINESS DEVELOPMENT IN THE COMPANY

FROM:	THE GREEK ORGANIZATION OF FOOTBALL PROGNOSTICS S.A.
TO:	The Athens Stock Exchange S.A. 10, Sofokleous St. 105 59 Athens
C/O:	INSPECTORATE OF CORPORATE DEEDS & UPDATES CONCERNING LISTED COMPANIES
SUBJECT:	ANNOUNCEMENT REGARDING BUSINESS DEVELOPMENT IN THE COMPANY

OPAP S.A., is pleased to announce the new agreement signed yesterday between the Governments of Greece and Cyprus, which will allow, for the operation of games in the Republic of Cyprus on a commercial basis.

OPAP S.A. has been operating its existing range of games in the Republic of Cyprus, with the exception of "Stihima", since 1969, through a network of approximately 160 outlets today.

The management of OPAP S.A. wishes to express its satisfaction at the outcome of the negotiations and will provide further details on the terms of the agreement and its expected impact on OPAP's financial statements which will released by the end of this month.

Please note:

We kindly request this announcement to be published in the Daily Official List, in order to inform the public. We expressly and unreservedly attest that all data and information sent, is fully complete, accurate and updated